Exhibit 99.2

SECOND AMENDMENT

TO THE

INTERTAPE POLYMER CORP. USA EMPLOYEES’

STOCK OWNERSHIP AND RETIREMENT SAVINGS PLAN

This Second Amendment to the Intertape Polymer Corp. USA Employees’ Stock Ownership and Retirement Savings Plan is made and entered into by Intertape Polymer Corp. (the “Company”) this 8th day of December, 2009, but is effective as of January 1, 2009, unless otherwise noted herein.

W I T N E S S E T H:

WHEREAS, the Company has previously adopted the Intertape Polymer Corp. USA Employees’ Stock Ownership and Retirement Savings Plan, which has been amended from time to time (as amended, the “Plan”); and

WHEREAS, the Company is authorized and empowered to further amend the Plan; and

WHEREAS, the Company deems it advisable to amend the Plan to make changes as required under the Pension Protection Act of 2006.

NOW, THEREFORE, the Plan is amended as follows:

I.

Section 8.9(b) of Article VIII of the Plan is hereby deleted, in its entirety, and the following is substituted in lieu thereof:

(b) For purposes of this section 8.9, the following terms shall have the following meanings:

(1) An “eligible rollover distribution” is any distribution of all or any portion of the balance to the credit of the distributee, except that an eligible rollover distribution does not include: any distribution that is one of a series of substantially equal periodic payments (made not less frequently than annually) made for the life (or life expectancy) of the distributee or the joint lives (or joint life expectancies) of the distributee and the distributee’s designated beneficiary, or for a specified period of ten (10) years or more; any distribution to the extent such distribution is required under Section 401(a)(9) of the Code; and any hardship withdrawal from the Plan. A portion of a distribution shall not fail to be an eligible rollover distribution merely because the portion consists of after-tax employee contributions which are not includable in gross income. However, such portion may be transferred only to an individual retirement account described in Section 408(a) of the Code, an individual retirement annuity described in Section 408(b) of the Code, to a qualified defined contribution plan described in Sections 401(a) or 403(a) of the Code that agrees to separately account for amounts so transferred, including separately accounting for the portion of such distribution which is includable in gross income and the portion of such distribution which is not so includable. Notwithstanding the preceding provisions of this subsection (b)(1), an eligible rollover distribution shall not include one or more distributions during a Plan Year with respect to a distributee if the aggregate amount distributed during the Plan Year is less than $200 (or as adjusted under such regulations as may be issued from time to time by the Secretary of the Treasury).

(2) (A) An “eligible retirement plan” is (i) an individual retirement account described in Section 408(a) of the Code; (ii) an individual retirement annuity described in Section 408(b) of the Code; (iii) effective as of January 1, 2008, a Roth IRA described in Section 408A of the Code; provided that, for taxable years beginning before January 1, 2010, a Roth IRA is not an eligible retirement plan if a distributee’s adjusted gross income for the tax year in which the distribution occurs exceeds $100,000 or if a married distributee files a separate return; (iv) an annuity plan described in Section 403(a) of the Code; (v) an annuity contract described in Section 403(b) of the Code; (vi) an eligible plan under Section 457(b) of the Code which is maintained by a state, political subdivision of a state, or any agency or instrumentality of a state or political subdivision of a state and which agrees to separately account for the amounts transferred into such plan from this Plan; or (vii) a qualified trust described in Section 401(a) of the Code that accepts the distributee’s eligible rollover distribution.

(B) The definition of eligible retirement plan as listed in subsections (A)(i) through (vii) above shall also apply in the case of a distribution to a surviving spouse, or to a spouse or former spouse who is the alternate payee under a qualified domestic relations order, as defined in Section 414(p) of the Code. Effective for distributions made on or after January 1, 2007, the definition of eligible retirement plan shall be limited to plans listed in subsections (A)(i), (A)(ii), and (A)(iii) (if such plans satisfy the requirements of an inherited IRA within the meaning of Section 408(d)(3)(C) of the Code) for distributions to a designated beneficiary (within the meaning of Section 401(a)(9)(E) of the Code).

(3) A “distributee” includes an Employee or former Employee. In addition, the Employee’s or former Employee’s surviving spouse and the Employee’s or former Employee’s spouse or former spouse who is the alternate payee under a qualified domestic relations order, as defined in Section 414(p) of the Code, are distributees with regard to the interest of the spouse or former spouse. Effective for distributions made on or after January 1, 2007, a distributee also includes a designated beneficiary (within the meaning of Section 401(a)(9)(E) of the Code) with regard to the interest of the designated beneficiary.

(4) A “direct rollover” is a direct payment by the Plan to the eligible retirement plan specified by the distributee.

II.

Section 9.4 of Article IX of the Plan is hereby deleted, in its entirety, and the following is substituted in lieu thereof:

9.4 Withdrawals of Rollover Contributions. A Participant who is employed by an Employer may apply in writing to the Plan Administrator for the withdrawal of all or a portion of his Rollover Account in a manner consistent with the provisions of Article VIII. The Plan Administrator shall establish uniform and nondiscriminatory rules and procedures regarding the withdrawal of benefits as required in order to administer this section 9.4.

III.

Section 13.4(d) of Article XIII of the Plan is hereby deleted, in its entirety, and the following is substituted in lieu thereof:

(d) Following a termination, complete or partial, and after payment of all expenses and adjustments of individual accounts to reflect such expenses and other changes in the value of the Trust Fund, each affected Participant (or the beneficiary of any such Participant) shall be entitled to receive a distribution of the amounts then credited to his Accounts in accordance with the provisions of Article VIII; provided that no successor defined contribution plan (other than an employee stock option plan, a simplified employee pension plan, a 403(b) plan, A SIMPLE IRA or a 457 plan) has been established within twelve (12) months after final distribution of assets. In the event of a partial plan termination, affected Participants only include Participants who have incurred an Employer-initiated severance from employment within the applicable period.

IN WITNESS WHEREOF, this Second Amendment has been executed and is effective as of the dates set forth above.

INTERTAPE POLYMER CORP.

By:	/s/ Burgess H. Hildreth

Title:	Vice President